Santiago, May 14, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Communication of material fact

Mrs. President

In accordance with the provisions of articles 9 and 10 of Law No. 18,045, and the provisions of the Updated Compilation of Standards of the Commission for the Financial Market, Banco Santander-Chile hereby notifies:
•Santander Group has recently become aware of unauthorized access to a database hosted by a third-party provider. Santander Group immediately implemented measures to manage the incident, such as blocking the compromised access to the database and strengthened fraud prevention to protect customers.

•After the investigation carried out, the Santander Group can confirm that information has been accessed from clients of Santander Chile, Spain and Uruguay, and from all employees and some former employees of the group. In the rest of the group's markets and businesses there is no client data affected.

•There is no transactional information in the database or internet banking access credentials or passwords that allow you to operate with the bank. The bank's operations and systems in Chile, like those of the rest of the Santander Group, are not affected and customers can continue to operate safely.

Banco Santander-Chile is making this information known to the public, in compliance with its duty of communicating such information.

Sincerely,

    Román Blanco Reinosa
    Chief Executive Officer